

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Kaufman & Company, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Franklin Street, Suite 403
(No. and Street)

Boston	**MA**	**02110**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Seth Kaufman	**617-877-1980**	sethkaufman@kcollc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA PC
(Name – if individual, state last, first, and middle name)

125 E. Lake Street	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Seth Kaufman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kaufman & Company, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Director

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-S or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KAUFMAN & COMPANY, LLC

Statement of Financial Condition

For the Year-Ended December 31, 2024

PUBLIC

MC

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Kaufman & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kaufman & Company, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kaufman & Company, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kaufman & Company, LLC's management. Our responsibility is to express an opinion on Kaufman & Company, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kaufman & Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Kaufman & Company, LLC's financial statements. The supplemental information is the responsibility of Kaufman & Company, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Kaufman & Company, LLC's auditor since 2019.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
March 27, 2025



KAUFMAN & COMPANY, LLC

Statement of Financial Condition as of December 31, 2024

ASSETS

CURRENT:
  Cash $ 57,533
  Accounts Receivable   --
                                                             57,533

PROPERTY AND EQUIPMENT:
  Cost   47,807
  Accumulated Depreciation   (47,807
                                                                 --

OTHER:
  Rental Deposit   20,436
  Operating Lease – Right-of-use Asset Net of
          Amortization of $244,668 (NOTE C)   73,401
                                                             93,837

                                                          $151,370

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:
   Current:
      Accounts Payable $ 83
      Other Accruals   20,000
      Lease Liability (NOTE C)   81,338
      Total Liabilities   101,421

MEMBERS' EQUITY   49,949

                                                          $151,370



KAUFMAN & COMPANY, LLC

Notes to the Financial Statements as of December 31, 2024

NOTE A – NATURE OF ORGANIZATION

Kaufman & Company, LLC, (The Company) is a Massachusetts registered broker-dealer offering financial advisory services primarily in connection with arranging private placements, mergers and acquisitions. The Company is registered with the Financial Industry Regulatory Authority and licensed by the Securities and Exchange Commission.

The Company is engaged in a single line of business as securities broker-dealer, which is comprised of capital raising services and merger & acquisition advisory services. The Company identified its President as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as to whether reinvest or distribute profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant policies. The company derived 63% of its total revenues for a single external customer in 2024.

In accordance with the operating agreement, the Company shall continue in existence until December 31, 2053 unless dissolved sooner.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Government and Other Regulations. The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Accounts Receivable. The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The Company provides an allowance for doubtful accounts based upon a review of outstanding receivables. There is no allowance for doubtful accounts on December 31, 2024.



KAUFMAN & COMPANY, LLC

Notes to the Financial Statements as of December 31, 2024
(Continued)

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment. The cost, depreciated on the straight-line basis and estimated service lives used in computing depreciation are as follows:

	SERVICE TERM	COST
Furniture and Fixtures	5 years	$33,776
Leasehold Improvements	27 months	14,031
		$47,807

Property and Equipment are fully depreciated.

Income Taxes. No provision or liability for income taxes has been included in the financial statements. As a limited liability Company, any income or loss is included in the tax returns of the members.

The Company's income tax returns are subject to examination by taxing authorities generally for a period of three years from the date they are filed. At December 31, 2024, the years 2021-2023 are open for examination.

Revenue Recognition. Revenues from financial advisory services are recognized when the contracted services are provided. Revenues from transaction fees earned on a sale or merger or a financing are recorded when the closing of the transaction is signed by all parties. In 2024, all revenue was generated by financial advisory services. The Company offers no warranty, guarantees, or refunds.

Deferred Revenue. The Company has contracts with 2 clients for a portion of a sale as fee income. As of January 31, 2025, neither of the two clients have been sold.

Advertising. The Company charges advertising costs to operations when incurred.

Concentration of Credit Risk. The Company maintains its cash account in one financial institution. At times, the balance may exceed federally insured limits. The Company has not experienced any loss in such account.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.



NOTE C – LEASE

The operating lease is included in operating lease right-of-use (ROU) assets, current liabilities, and long -term debt in the statement of financial condition.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent obligation to make lease payments arising from the lease. Operating lease ROU asset and liability is recognized at commencement date based on the present value of lease payments over the lease term. As the lease does not provide an implicit rate, nor has the Company any borrowings, the Company uses the U.S. Treasury rate of 3.10%.

The Company leases its office facilities from unrelated parties under a non-cancelable operating lease expiring in September 2025. The lease has a remaining term of nine months and does not contain options to either extend or terminate the lease. The total rent expense charged to operations under all operating leases was $97,867 in 2024. Provisions of the lease agreement include: (1) Rental payments of $318,071 (2) payment of certain operating costs and real estate and (3) $20,435 security deposit for performance by the Company under the lease agreement.

Lease expense for the operating lease is recognized on a straight-line basis over the life of the lease.

Operating Leases:

Right-of-use assets	$318,071
Accumulated Amortization	244,668
Right-of-use assets, net	$ 73,401
Operating Lease Liability	$ 81,338

Maturities of lease liabilities at December 31, 2024 were as follows:

Year	Amount
2024	$ 47,312
2025	34,066
	$ 81,338


NOTE D – CONCENTRATION

One client represents 59%, a second client represents 24%, a third represents 17% of the revenue earned in 2024.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2024, the Company had net capital of $29,513 which was $24,513 above its required net capital of $5,000. The Company's net capital ratio was .68 to 1.

NOTE F- FINANCIAL INSTRUMENTS AND CONTINGENCIES

The Company is engaged in business with various entities. In the event that entities do not fulfill their obligations, the Company may be exposed to default risk. The risk of default depends on the creditworthiness of the entities. It is the Company's policy to review the credit standing of each entity, with which it conducts business. The Company's financial instruments, including cash, other assets, accounts receivable, accounts payable and accrued expense are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE G – SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm Report. Management has determined there are no material events that occurred that require additional disclosure or adjustments to the financial statements.